

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 14, 2014

Via E-Mail
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

      Re: **XenoPort, Inc.**
              Definitive Additional Soliciting Materials
              Filed by Clinton Relational Opportunity Master Fund, L.P. et. al.
              Filed May 13, 2014
              File No. 000-51329

Dear Mr. Rosewater:

We have reviewed your filing and have the following comments.

Definitive Additional Soliciting Materials

1. We note on slide 3 of your presentation that you state current directors "own very little stock[]" in the company. Please revise your disclosure and confirm that your future uses of this presentation or similar materials (i) clarifies the basis of your apparent criticism of the current directors in light of your nominees not owning directly any shares and (ii) acknowledges such lack of stock ownership by your nominees.

2. Refer to the chart in slide 7. With a view toward disclosure, tell us whether (i) the announced sales for the last quarter are limited to sales of the "fast follower" compound, and (ii) the increase in market capitalization for each company included is solely the result of the "fast follower" compound or whether the company has, since developing and marketing the "fast follower" compound, also developed and marketed other compounds or drugs.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the belief that "capital allocation choices being made are the result of pride of authorship" (slide 14).

4. Refer to slide 14. With a view toward disclosure, tell us whether (i) there is research more recent than a 2004 paper for your assertions relating to the effect of

supermajority voting requirements, and (ii) in providing appropriate context for your assertion, there is any other study that supports an opposite or different conclusion.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions